SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

CompoSecure, Inc.

(Name of Issuer)

Class A common stock, $0.0001 par value per share
(Title of Class of Securities)

20459V105
(CUSIP Number)

Roman DBDR Tech Sponsor LLC

Attn: Donald G. Basile

2877 Paradise Road #702
Las Vegas, Nevada 89109

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 23, 2022
(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20459V105	Page 2

(1)	Name of Reporting Persons:

Roman DBDR Tech Sponsor LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	☐
(b)	☐

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions):

OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 15,833,320(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 15,833,320(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

15,833,320(1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

(13)	Percent of Class Represented by Amount in Row (11):

61.0%(1)(2)

(14)	Type of Reporting Person (See Instructions):

IN

(1)	Both Dr. Donald G. Basile and Dixon Doll, Jr. (included below) are the managing members of Roman DBDR Tech Sponsor LLC. Consequently, each of them may be deemed the beneficial owner of the shares held by Roman DBDR Tech Sponsor LLC and share voting and dispositive control over such securities.
(2)	The percentage reported in item 13 is based upon 15,118,532 shares of Class A Common Stock outstanding as of August 5, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2022, plus 10,837,400 shares of Class A Common Stock underlying the Warrants (as defined in the Statement on Schedule 13D filed with the SEC on December 29, 2021 (the “Original Statement”)). When calculated with respect to total voting power, the Reporting Persons beneficially own 18.2% of the Issuer’s Class A Common Stock, since holders of Class A common stock vote together with holders of Class B common stock as a single class on all matters presented to the company’s stockholders for their vote or approval. This percentage is based upon 15,118,532 shares of Class A Common Stock outstanding and 60,986,800 shares of Class B Common Stock outstanding as of August 5, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2022, plus 10,837,400 shares of the Issuer’s Class A Common Stock underlying the Warrants (as defined in the Original Statement).

CUSIP No. 20459V105	Page 3

(1)	Name of Reporting Persons:

Dr. Donald G. Basile

(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	☐
(b)	☐

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions):

OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization:

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 15,833,320(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 15,833,320(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

15,833,320(1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

(13)	Percent of Class Represented by Amount in Row (11):

61.0%(1)(2)

(14)	Type of Reporting Person (See Instructions):

IN

(1)	Both Dr. Donald G. Basile and Dixon Doll, Jr. are the managing members of Roman DBDR Tech Sponsor LLC. Consequently, each of them may be deemed the beneficial owner of the shares held by Roman DBDR Tech Sponsor LLC and share voting and dispositive control over such securities.
(2)	The percentage reported in item 13 is based upon 15,118,532 shares of Class A Common Stock outstanding as of August 5, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2022, plus 10,837,400 shares of Class A Common Stock underlying the Warrants (as defined in the Original Statement). When calculated with respect to total voting power, the Reporting Persons beneficially own 18.2% of the Issuer’s Class A Common Stock, since holders of Class A common stock vote together with holders of Class B common stock as a single class on all matters presented to the company’s stockholders for their vote or approval. This percentage is based upon 15,118,532 shares of Class A Common Stock outstanding and 60,986,800 shares of Class B Common Stock outstanding as of August 5, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2022, plus 10,837,400 shares of the Issuer’s Class A Common Stock underlying the Warrants (as defined in the Original Statement).

CUSIP No. 20459V105	Page 4

(1)	Name of Reporting Persons:

Dixon Doll, Jr.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	☐
(b)	☐

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions):

OO

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization:

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 100
	(8)	Shared Voting Power 15,837,300(1)(3)
	(9)	Sole Dispositive Power 100
	(10)	Shared Dispositive Power 15,837,300(1)(3)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

15,837,400(1)(3)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

(13)	Percent of Class Represented by Amount in Row (11):

61.0%(1)(2)(3)

(14)	Type of Reporting Person (See Instructions):

IN

(1)	Both Dr. Donald G. Basile and Dixon Doll, Jr. are the managing members of Roman DBDR Tech Sponsor LLC. Consequently, each of them may be deemed the beneficial owner of the shares held by Roman DBDR Tech Sponsor LLC and share voting and dispositive control over such securities.
(2)	The percentage reported in item 13 is based upon 15,118,532 shares of Class A Common Stock outstanding as of August 5, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2022, plus 10,837,400 shares of Class A Common Stock underlying the Warrants (as defined in the Original Statement). When calculated with respect to total voting power, the Reporting Persons beneficially own 18.2% of the Issuer’s Class A Common Stock, since holders of Class A common stock vote together with holders of Class B common stock as a single class on all matters presented to the company’s stockholders for their vote or approval. This percentage is based upon 15,118,532 shares of Class A Common Stock outstanding and 60,986,800 shares of Class B Common Stock outstanding as of August 5, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2022, plus 10,837,400 shares of the Issuer’s Class A Common Stock underlying the Warrants (as defined in the Original Statement).
(3)	Includes 3,980 shares of Class A Common Stock purchased on January 5, 2022 and held in a series of accounts for the benefit of Mr. Doll’s children. Mr. Doll may be deemed to have beneficial ownership of the shares of Class A Common Stock owned directly for the benefit of his children.

CUSIP No. 20459V105	Page 5

ITEM 1. SECURITY AND ISSUER

This Amendment No. 1 (“Amendment No. 1”) amends the Statement on Schedule 13D filed with the SEC on December 29, 2021 (the “Original Statement”) and relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) of CompoSecure, Inc., a Delaware corporation (formerly known as Roman DBDR Tech Acquisition Corp., the “Issuer”), whose principal executive offices are located at 309 Pierce Street, Somerset, NJ 08873. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Except as otherwise described herein, the information contained in the Original Statement remains in effect. Capitalized terms used but not defined in this Amendment No. 1 shall have the respective meanings set forth with respect thereto in the Original Statement.

ITEM 2.  IDENTITY AND BACKGROUND

No changes.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

No changes.

ITEM 4.  PURPOSE OF TRANSACTION

No changes.

ITEM 5. INTEREST IN SECURITIES  OF THE ISSUER

No changes, except as set forth below.

(a) Aggregate number and percentage of securities. The aggregate number and percentage of shares of Class A Common Stock beneficially owned by the Reporting Persons is based on 15,118,532 shares of Class A Common Stock as outstanding as of August 5, 2022, as reported in the Quarterly Report on Form 10-Q filed with the SEC on August 9, 2022 by the Issuer, and is set forth in boxes 11 and 13 of the second part of the cover page to this Statement for each of the Reporting Persons, and such information is incorporated herein by reference.

The shares of Class A Common Stock held by each of the Reporting Persons includes 10,837,400 shares of Class A Common Stock issuable upon exercise of 10,837,400 Warrants held by Sponsor.

(b) Power to vote and dispose. The amounts of Class A Common Stock as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Statement for each of the Reporting Persons, and such information is incorporated herein by reference.

CUSIP No. 20459V105	Page 6

(c) None of the Reporting Persons has effected any transactions related to the Class A Common Stock during the past 60 days, except for the following dispositions (all of which previously have been reported or will be reported on Form 4s filed pursuant to Section 16(a) of the Act):

Reporting Person Who Effected The Transaction	Date of Transaction	Number of Shares of Common Stock of the Company	Price Per Share*	Where and How Transaction Was Effected
Roman DBDR Tech Sponsor LLC	08/16/2022	7,033	$6.8592	Open market sale on NASDAQ
Roman DBDR Tech Sponsor LLC	08/17/2022	54,651	$6.3347	Open market sale on NASDAQ
Roman DBDR Tech Sponsor LLC	08/18/2022	102,332	$6.3037	Open market sale on NASDAQ
Roman DBDR Tech Sponsor LLC	08/19/2022	15,725	$6.0162	Open market sale on NASDAQ
Roman DBDR Tech Sponsor LLC	08/22/2022	75,201	$5.8105	Open market sale on NASDAQ
Roman DBDR Tech Sponsor LLC	08/23/2022	20,920	$5.8076	Open market sale on NASDAQ
Roman DBDR Tech Sponsor LLC	08/24/2022	1,518	$5.8187	Open market sale on NASDAQ
Roman DBDR Tech Sponsor LLC	08/25/2022	515,700	$5.5130	Open market sale on NASDAQ

*	The price reported is a weighted average price for shares sold in multiple transactions on the same date within a one-dollar range. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price in such range.

(d) Except as described herein, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A Common Stock of the Issuer reported by this Statement.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

No changes.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

No changes.

CUSIP No. 20459V105	Page 7

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2022

ROMAN DBDR TECH SPONSOR LLC,
A Delaware limited liability company

By:	DR. DONALD G. BASILE
as the managing member of Roman DBDR Tech Sponsor LLC

By:	/s/ Dr. Donald G. Basile
Name:	Dr. Donald G. Basile

/s/ Dr. Donald G. Basile
Dr. Donald G. Basile

/s/ Dixon Doll, Jr.
Dixon Doll, Jr.